January 30, 2006	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
Ms. Sara W. Dunton Senior Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com Julie Anne Gillespie Direct Tel (312) 701-7132 Direct Fax (312) 706-8328 jgillespie@mayerbrownrowe.com
Re:
RFS Holding, LLC
Registration Statement on Form S-3
Filed November 30, 2005
File No: 333-130030

Dear Ms. Dunton:

        RFS Holding, LLC (the "Registrant") has requested us to respond to the Commission staff's comment letter dated December 29, 2005 concerning the captioned Registration Statement (the "Comment Letter").

        The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on November 30, 2005.

        The Registrant's responses to the Comment Letter are set forth below. The responses follow each of the staff's comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

        This letter is being submitted on behalf of the Registrant, accordingly, the terms "we", "us" and "our" in the following responses refer to the Registrant.

General

  1.
  Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate.

    Response

    We confirm that we will comply with this instruction to apply comments universally as applicable.

Berlin  Brussels  Charlotte  Chicago  Cologne  Frankfurt  Houston  London  Los Angeles  New York  Palo Alto  Paris   Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

  2.
  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

    Response

    The Registrant and GE Capital Credit Card Master Note Trust have been timely with Exchange Act reporting during the past twelve months. GE Capital Credit Card Master Note Trust, CIK 0001290098, is the only issuing entity previously established by the Registrant or any affiliate of the Registrant that has offered a class of asset backed securities involving the same class.

  3.
  Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement, prior to or at the time of each takedown, or that all the material terms will have already been disclosed in the 424. Refer to Item 1100(f) of Regulation AB.

    Response

    We confirm that we plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement, prior to or at the time of each takedown, or that all material terms will have already been disclosed in the 424.

  4.
  Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.

    Response

    We confirm that we will file any enhancement or support agreements related to the derivative instruments as exhibits.

Prospectus Supplement

General

  5.
  Please add bracketed language to reflect where you will disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB, as applicable.

    Response

    We have disclosed the information required by Item 1119(a) of Regulation AB in the sections of the base prospectus where the sponsor, the depositor and the issuing entity are described. We have revised the base prospectus on page 71 to include bracketed language under the heading "Certain Relationships and Related Transactions" to reflect where we will disclose the information required by Item 1119(b) if in the future there are relationships or transactions that would require disclosure pursuant to Item 1119(b) of Regulation AB.

  6.
  We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

    Response

    We have revised the form of prospectus supplement as requested on page S-4 and page S-42.

Summary

  7.
  Please provide a brief summary of the flow of funds, payment priorities and allocations, and fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.

    Response

    A brief summary of the flow of funds, payment priorities and allocations and fees and expenses is included in the summary on pages S-5, S-7 and S-8 of the prospectus supplement under the headings "Allocations of Collections and Losses," "Application of Finance Charge Collections" and "Application of Principal Collections."

  8.
  Furthermore, please include here or elsewhere where appropriate a chart or graphical illustration of the flow of funds, and payment priorities and allocations, including any subordination features, to complement the narrative description, or advise why this would not aid the understanding of the flow of funds to a potential investor.

    Response

    We do not believe a chart or other graphical illustration of the flow of funds and payment priorities and allocations would aid the understanding of the flow of funds to a potential investor. Finance charge collections are distributed according to the linear waterfall presented in the summary under "Application of Finance Charge Collections" on page S-7 and under "Description of Series Provisions—Application of Finance Charge Collections" on page S-33. Given the linear nature of the waterfall, we believe a listing of the waterfall items is the most useful and illustrative presentation of the flow of funds. Principal collections are applied sequentially to the Class A, Class B and Class C Noteholders, as described in the summary under "Application of Principal Collections" on page S-8 and under "Description of Series Provisions—Controlled Accumulation Period" and "—Early Amortization Period" on pages S-31 and S-32. Given the straight-forward application of principal collections, we do not believe a chart is necessary to aid the understanding of the flow of funds to a potential investor.

Addition of Assets to the Issuer

  9.
  Please provide a cross-reference to where you define "eligible accounts" in the base prospectus, or include that defined term in the glossary to the prospectus supplement.

    Response

    We have included a cross-reference to our discussion of the criteria for "eligible accounts" on page S-3 as requested. Consistent with our understanding of the Commission's plain English rules, we do not treat "eligible accounts" as a defined term, as we believe the ordinary meaning of the phrase alerts the investor to the fact that there are eligibility criteria for the accounts and we believe the disclosure relating to those criteria is relatively easy for an interested investor to find.

Allocation of Collections and Losses

  10.
  We note that you contemplate including a revolving period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable.

    Response

    The information required by Item 1103(a)(5)(i)—term or duration of revolving period—is included on page S-5 under the heading "Structural Summary—Allocations of Collections and Losses." The information required by Item 1103(a)(5)(iii) is not applicable because there is no maximum amount of assets that may be acquired during the revolving period, and no such maximum is required by Regulation AB. The information required by Item 1103(a)(5)(iv) is not applicable for the type of revolving period contemplated in the Registration Statement.

    For a master trust structure like that described in the Registration Statement, assets may be added both during the revolving period for any given series and during the other periods applicable to any series when principal is being paid on, or accumulated in account for the benefit of, those notes. (See second sentence of Item 1101(c)(3)(i).) For this reason, the disclosure regarding additions of assets is not included in the prospectus supplement in the same sections where the revolving period is discussed. The information required by Items 1103(a)(5)(v) and (vi) is disclosed in the base prospectus under the heading "The Trust Portfolio—Addition of Trust Assets."

  11.
  Furthermore, please clarify why there is no section heading entitled "revolving period" in either the prospectus supplement, or the base prospectus, and no reference to a description of the revolving period in either table of contents. Revise as may be appropriate.

    Response

    We have revised the prospectus supplement to include a subheading "Revolving Period; Source of Principal Payments" under "Description of Series Provisions" (see page S-31).

Credit Enhancement

  12.
  Please revise to briefly describe in the summary how losses not covered by enhancements or support will be allocated to the securities. Refer to Item 1103(a)(3)(ix) of Regulation AB.

    Response

    We have revised the summary as requested under "Structural Summary—Allocations of Collections and Losses" on page S-6.

Interest Rate Swaps

  13.
  Please revise the base prospectus to describe any derivatives you reasonably contemplate to be included in an actual takedown. We note that you contemplate using interest rate swaps. Please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.

    Response

    We have revised the base prospectus under "Credit Enhancement—Derivative Agreements" on page 70 to describe the derivatives that we reasonably contemplate may be included in future takedowns, except for information that is not known or reasonably available.

Servicing and Servicer's Fee

  14.
  Please disclose the distribution priority of the servicing fees. Refer to Item 1103(a)(7) of Regulation AB.

    Response

    The distribution priority of the servicing fee is disclosed under "—Application of Finance Charge Collections" on page S-7 in the summary. There is a cross-reference to this information under the heading "Servicing and Servicer's Fee" on page S-13 in the summary.

Risk Factors

  15.
  We note your bracketed statement on the cover page that you intend to apply to list the notes on the Irish Stock Exchange. Please tell us why that information is not reflected in the first risk factor discussion, and revise as appropriate.

    Response

    The first risk factor has been revised to reference a listing of the notes on the Irish Stock Exchange (see page S-14).

Trust Portfolio

  16.
  Please confirm that you have provided all relevant information pursuant to Item 1111(b) of Regulation AB; in particular, Item 1111(b)(8).

    Response

    We confirm that we have provided all relevant information pursuant to Item 1111(b) of Regulation AB, including Item 1111(b)(8).

Maturity Considerations

  17.
  We note you provide a description of the controlled accumulation period, and the early amortization period, but not the revolving period. Please revise to provide such description. Refer to Item 1111(g) of Regulation AB and revise to provide all information that may be required by that item requirement, in the applicable section(s) of the registration statement, or advise us where that information currently appears.

    Response

    The revolving period is described under "Structural Summary—Allocations of Collections and Losses", "Structural Summary—Application of Principal Collections" and "Description of Series Provisions—Revolving Period; Source of Principal Payments" in the prospectus supplement and under "Description of the Notes—Principal Payments" in the base prospectus.

    As noted in the response to Comment 10 above, for a master trust structure like that described in the Registration Statement, assets may be added both during the revolving period for any given series and during the other periods applicable to that series when principal is being paid on, or accumulated in an account for the benefit of, such series. For this reason, the disclosure regarding additions of assets is found in a section separate from those sections where the revolving period is discussed.

    The information required by Item 1111(g) is disclosed as follows:

Item	Location
1111(g)(1)	"Structural Summary—Allocations of Collections and Losses" (page S-5)
1111(g)(2)	Not applicable for revolving period. The terms that will be applicable to any pre-funding period are described under "The Trust Portfolio—Funding Period" starting on page 48 in the base prospectus.
1111(g)(3)	Not applicable for the structure described in the Registration Statement.
1111(g)(4)	Not applicable for revolving period. The terms that will be applicable to any pre-funding period are described under "The Trust Portfolio—Funding Period" on page 48 in the base prospectus.
1111(g)(5)
"Structural Summary—Allocations of Collections and Losses" on page S-5, "Structural Summary—Application of Principal Collections" on page S-8, "Structural Summary — Early Amortization Events" on page S-10 and "Description of Series Provisions—Early Amortization Events" on page S-40 in the prospectus supplement and "Description of the Notes—Early Amortization Events" on page 58 in the base prospectus
1111(g)(6)
Additions of assets are described under "Structural Summary—Addition of Assets to the Trust" on page S-3 in the prospectus supplement and under "The Trust Portfolio—Addition of Trust Assets" on page 46 in the base prospectus.

Removals of assets are described under "Structural Summary—Removal of Assets from the Trust" on page S-4 in the prospectus supplement and under "The Trust Portfolio—Removal of Accounts" on page 48 in the base prospectus.
1111(g)(7)	"The Trust Portfolio—General" and "The Trust Portfolio—Addition of Trust Assets" on page 46 in the base prospectus
1111(g)(8)	"The Trust Portfolio—Addition of Trust Assets" on page 46 in the base prospectus
1111(g)(9)	"The Trust Portfolio—Addition of Trust Assets" on page 46 in the base prospectus
1111(g)(10)	"The Trust Portfolio—Funding Period" on page 48 in the base prospectus
1111(g)(11)	"The Trust Portfolio—Funding Period" on page 48 in the base prospectus
1111(g)(12)	"The Trust Portfolio—Notice of Changes in Trust Portfolio" on page 49 in the base prospectus

Use of Proceeds

  18.
  We note that you may use part of the proceeds of the offering for general corporate purposes and to repay debt. Please tell us what you mean by "general corporate purposes."

    Response

    By "general corporate purposes," we mean paying expenses and other obligations incurred in the ordinary course of business.

  19.
  Furthermore, please tell us whether the receivables you purchased using the intercompany loan are going to be part of this asset pool. Revise to explain in more detail how and why you may be using the net proceeds to repay intercompany indebtedness.

    Response

    The receivables purchased using the intercompany loan are part of the asset pool owned by the issuing entity. We have revised the base prospectus to explain in more detail how and why the net proceeds may be used to repay intercompany indebtedness. This information can now be found under "The Trust—Transfer and Assignment of Receivables" on page 21 in the base prospectus.

    Report to Noteholders

  20.
  Please confirm that Annex II contains all the information required by Item 1121(a) of Regulation AB.

    Response

    The monthly noteholders statements, a form of which is attached to the form of prospectus supplement as Annex II, will be attached to the related distribution reports filed by the Registrant on Form 10-D, and together with the Form 10-D, will contain all information required by Item 1121(a) of Regulation AB.

Base Prospectus

Evidence as to Servicer's Compliance

  21.
  Please revise this section to state that the servicer will use the applicable servicing criteria in paragraph (d) of Item 1122 in its report on assessment.

    Response

    The base prospectus has been revised on page 33 as requested.

  22.
  Please advise whether you intend to file an updated servicing agreement. We note that the servicing agreement you have incorporated by reference from your 2004 registration statement indicates in Section 2.9 that the servicer will provide its report on or before the 75th day following the end of the servicer's fiscal year, not on or before the 90th day, as you disclose here on page 32. Please clarify.

    Response

    We intend to file an updated servicing agreement prior to requesting acceleration of the effective date of the Registration Statement. The terms of the servicing agreement will be amended to conform to the disclosure in the base prospectus.

Representations and Warranties

  23.
  Refer to your description of eligible accounts on page 42. We note that the eighth bullet point states that the trust's account may not include any receivables that have been charged-off as uncollectible. We also note your disclosure in the last paragraph that eligible accounts may include accounts where the receivables have been written-off as uncollectible. Please note that non-performing assets may not be part of the asset pool as of the cut-off date. Refer to Item 1101(c)(2)(iii) as well as the definition of non-performing in Item 1101(b) of Regulation AB. Please clarify and revise as appropriate.

    Response

    The eighth bullet point previously began with the words "except as provided below", which was intended to refer to the exception you noted. To further clarify, we have revised the eighth bullet point to begin with the words "except as provided in the immediately following paragraph."

    In accordance with Instruction 2 to Item 1101(c)(2), the accounts where the receivables have been written off as uncollectible are not funded or purchased by proceeds of the securities and are not considered in cash flow calculations for the securities. As described in the paragraph noted in Comment 23, any account that has been written off as uncollectible is reflected as a "zero" balance account.

  24.
  We note your reference to "eligible receivables" in the second to last paragraph on this page. Please clarify where that term is "described below" and revise to more clearly define that term. Consider whether a Glossary might also be useful for the base prospectus, as well as the supplement.

    Response

    The term "eligible receivables" is explained five paragraphs below the reference to "described below" within the same section of the base prospectus. We have revised the base prospectus to include a cross-reference to the applicable page number where the explanation can be located.

    There is an existing glossary to the base prospectus, but, as noted in our response to Comment 9, we have minimized the use of capitalized defined terms in accordance with Rule 421(b) under the Securities Act.

Addition of Trust Assets

  25.
  Please clarify, if true, that the addition of trust assets will be made only during the revolving period, and briefly describe the mechanics of the revolving period, to the extent material.

    Response

    The addition of trust assets is not limited to the revolving period. For this reason, a discussion of the mechanics of the revolving period would not be material to a discussion of the addition of trust assets. However, the mechanics of the revolving period are otherwise disclosed as described in the responses to Comments 10 and 17.

New Issuance of Notes

  26.
  Please confirm that you will report in your monthly distribution report on Form 10-D any sales of securities that are either backed by the same asset pool or are otherwise issued by the issuing entity pursuant to Item 3 of that form.

    Response

    We confirm that we will report in our monthly distribution report on Form 10-D any sale of securities that are either backed by the same asset pool or are otherwise issued by the issuing entity pursuant to Item 3 of that form.

Interest Payments

  27.
  Please delete the reference to "other type of rate" in the first paragraph and disclose in the base prospectus the possible types of indices that interest rates for the notes may be based upon.

    Response

    We have revised the base prospectus as requested to delete the reference to "other type of rate" on page 56.

Fees and Expenses Payable from Collections

  28.
  Please provide more specific disclosure with respect to the indenture trustee and the owner trustee's fees. For example, is the amount, or a formula to determine the amount, set forth in the indenture agreement? If so, it should be disclosed here. Please clarify.

    Response

    No amount or formula for the trustees fees are set forth in the master indenture or other related agreements and such fees may change from time to time. However, as described in the base prospectus and form of prospectus supplement, the trustees fees and expenses are only payable from collections allocated to a particular series as follows:

             (1)  subject to a specified dollar amount cap that will be described in the prospectus supplement and related indenture supplement for each series, trustee fees may be paid at a senior position in the finance charge waterfall (please reference the first bullet point in the waterfall described under "Structural Summary—Application of Finance Charge Collections" on page S-7 in the prospectus supplement); and

             (2)  trustee fees not paid as described in (1) may be paid at a junior position in the finance charge waterfall as described under "Structural Summary—Application of Finance Charge Collections" on page S-7 in the form of prospectus supplement.

  29.
  Furthermore, we note that you cross reference to the supplement for disclosure of the distribution priority of the various fees; however, we do not find a similar fees and expenses section in the supplement. Please revise to either provide a more specific cross-reference for the distribution priority disclosure, or include a similar section or table with the more specific information in the prospectus supplement.

    Response

    The base prospectus has been revised to provide a cross reference to "Description of Series Provisions—Application of Finance Charge Collections," which is the applicable section of the form of prospectus supplement where the distribution priority of various fees is described (see page S-33).

Credit Enhancement

  30.
  Please revise to delete the catch-all reference to "another method of credit enhancement" referenced in the second sentence of the first paragraph. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

    Response

    The base prospectus has been revised as requested on page 68.

Note Ratings

  31.
  Please also disclose in the base prospectus whether the notes must be rated as investment grade instruments.

    Response

    The base prospectus has been revised as requested under the heading "Note Ratings" on page 71.

    Reports to Noteholders

  32.
  Please clarify why you have included two sections entitled "reports to noteholders."

    Response

    We have deleted one of the two section headings entitled "Reports to Noteholders" (see page 79).

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Julie A. Gillespie Julie A. Gillespie